October 8, 2024

Sabrina Martucci Johnson
Principal Executive Officer and Principal Financial Officer
Dare Bioscience, Inc.
3655 Nobel Drive, Suite 260
San Diego, CA 92122

        Re: Dare Bioscience, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            Filed March 28, 2024
            File No. 001-36395
Dear Sabrina Martucci Johnson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences